UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor EJ Financial Enterprises, Inc. 225 E. Deerpath, Suite 250 Lake Forest, IL 60045	Copy To:	Thomas J. Murphy McDermott, Will & Emery 227 West Monroe Street Chicago, IL 60606

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor Trust, dtd 9/20/89

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
27,005,840

Number of Shares

Beneficially	8	Shared Voting Power:
Owned by	-0-

Each

Reporting	9	Sole Dispositive Power:
Person	27,005,840

With

10	Shared Dispositive Power:
-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

27,005,840

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
36.34% based on 74,317,721 shares of common stock deemed outstanding

14	Type of Reporting Person (See Instructions):
OO

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
USA

7	Sole Voting Power:
27,608,756

Number of Shares

Beneficially	8	Shared Voting Power:
Owned by	3,380,684

Each

Reporting	9	Sole Dispositive Power:
Person	27,608,756

With

10	Shared Dispositive Power:
3,380,684

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

30,989,440

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/X/

13	Percent of Class Represented by Amount in Row (11):
41.42% based on 74,817,721 shares of common stock deemed outstanding

14	Type of Reporting Person (See Instructions):
IN

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Financial/Akorn Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-

Number of Shares

Beneficially	8	Shared Voting Power:
Owned by	3,380,684

Each

Reporting	9	Sole Dispositive Power:
Person	-0-

With

10	Shared Dispositive Power:
3,380,684

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,380,684

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
5.24% based on 64,545,978 shares of common stock deemed outstanding

14	Type of Reporting Person (See Instructions)
PN

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Pharma Nevada, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6	Citizenship or Place of Organization:
Illinois

7	Sole Voting Power:
-0-

Number of Shares

Beneficially	8	Shared Voting Power:
Owned by	3,380,684

Each

Reporting	9	Sole Dispositive Power:
Person	-0-

With

10	Shared Dispositive Power:
3,380,684

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,380,684

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13	Percent of Class Represented by Amount in Row (11):
5.24% based on 64,545,978 shares of common stock deemed outstanding

14	Type of Reporting Person (See Instructions)
CO

This Amendment No. 13 (the “Amendment”) to Schedule 13D is being filed to disclose that, on January 13, 2006, all the shares of Series A preferred stock of Akorn, Inc. ("Akorn") held by the John N. Kapoor Trust dated September 20, 1989 (the "Trust") were automatically converted into shares (the "Shares") of common stock of Akorn pursuant to its restated articles of incorporation. The Trust received 16,382,297 shares of common stock which includes 2,068,964 shares of common stock paid in kind towards accrued dividends on the Series A preferred stock. No shares of Series A preferred stock remain outstanding.

This Amendment is filed jointly by (i) the Trust, of which John N. Kapoor is trustee and sole beneficiary, (ii) John N. Kapoor, (iii) EJ Financial/Akorn Management, L.P., a Delaware limited partnership (“EJ/Akorn”) of which Pharma Nevada, Inc. is the managing general partner, and (iv) Pharma Nevada, Inc., a Nevada corporation wholly owned by John N. Kapoor of which John N. Kapoor serves as the president and chairman of the board of directors (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Akorn securities as an investment and intend to continue to review Akorn’s business affairs and general economic and industry conditions. Based upon such review, the Reporting Persons, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the Reporting Persons may sell all or a portion of their holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted.

Item 5.	Interest In Securities of the Issuer

(a) As of the date hereof:

 i) John N. Kapoor beneficially owns (a) presently exercisable options to purchase 500,000 Shares representing 0.77% of the Shares outstanding, (b) 39,316 Shares representing 0.06% of the Shares outstanding, (c) 27,005,840 Shares representing 36.34% of the Shares outstanding through the Trust, of which he is the sole trustee, (d) 3,380,684 Shares representing 5.24% of Shares outstanding through EJ/Akorn; and (e) 63,600 Shares representing 0.098% of the Shares outstanding in his capacity as trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor.

In accordance with the requirements for determining beneficial ownership of a class of securities pursuant to Schedule 13D, the above Akorn share ownership percentages are calculated assuming the conversion of all convertible securities and exercise of all warrants and options held by the Reporting Persons, but not of all outstanding convertible securities, warrants and options of Akorn eligible for conversion or exercise. If the above percentages were calculated on a fully diluted basis, after the conversion of all convertible securities and exercise of all warrants and options of Akorn, John N. Kapoor’s ownership percentage of Akorn common stock would be reduced to approximately 35.84%.

(ii) the Trust beneficially owns (a) 17,234,097 Shares representing 23.19% of the Shares outstanding, (b) 9,771,743 representing warrants, convertible debt and the right to convert interest accrued (13.15%).

 iii) EJ/Akorn owns 3,380,684 Shares representing 5.24% of the Shares outstanding; and

 iv) Pharma Nevada, Inc. owns 3,380,364 Shares representing 5.24% of the Shares outstanding through EJ/Akorn.

(b) John N. Kapoor has sole voting and dispositive power over 27,608,756 Shares (comprised of the Shares, subordinated debt convertible to Shares, options and warrants held by himself and the Trust) and shared dispositive and voting power over 3,380,684 Shares (comprised of Shares held by EJ/Akorn). The Trust, acting through its trustee, has sole voting and dispositive power over 27,005,840 Shares and does not share voting power or dispositive power over any other Shares. EJ/Akorn, acting through its managing general partner, has shared voting and dispositive power over 3,380,684 Shares and does not share voting power or dispositive power over any other Shares. Pharma Nevada, Inc. has shared voting and dispositive power over 3,380,684 Shares held through EJ/Akorn and does not share voting power or dispositive power over any other Shares.

(c) Inapplicable

 d) Inapplicable.

(e) Inapplicable.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed with this Amendment:

1. Agreement required by Rule 13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2006		/s/ John N. Kapoor

John N. Kapoor

January 23, 2006	EJ FINANCIAL/AKORN MANAGEMENT, L.P.

	By:	Pharma Nevada, Inc., Managing General Partner

/s/ John N. Kapoor

John N. Kapoor, President

January 23, 2006	Pharma Nevada, Inc.

	By:	/s/ John N. Kapoor

John N. Kapoor, President

January 23, 2006	John N. Kapoor Trust dtd 9/20/89

	By:	/s/ John N. Kapoor

John N. Kapoor as Trustee

EXHIBIT A

AGREEMENT

TO

JOINTLY FILE SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendment thereto reporting each of the undersigned's ownership of securities of Akorn, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

January 23, 2006		/s/ John N. Kapoor

John N. Kapoor

January 23, 2006	EJ FINANCIAL/AKORN MANAGEMENT, L.P.

	By:	Pharma Nevada, Inc., Managing General Partner

/s/ John N. Kapoor

John N. Kapoor, President

January 23, 2006	Pharma Nevada, Inc.

	By:	/s/ John N. Kapoor

John N. Kapoor, President

January 23, 2006	John N. Kapoor Trust dtd 9/20/89

	By:	/s/ John N. Kapoor

John N. Kapoor as Trustee